82-4856

African Metals Corporation

[redacted]eet, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
: www.africanmetals.com E-mail: info@africanmetals.com

04030204

t to Shareholders - For the Nine Months Ended February 29, 2004
1-901F, Schedule C: Management Discussion and Analysis)

Dear Shareholders:

INTRODUCTION

During the third quarter ended February 29, 2004, African Metals Corporation commenced an exploration program on the Kenieba Nord and Kenieba Sud diamond concessions and completed a one million unit, $300,000 private placement.

WINTER EXSPLORATION ON THE KENIEBA NORD KENIEBA SUD DIAMOND CONCESSIONS

Results from previous aeromagnetic surveys and heavy mineral sampling were studied, and 7 areas were chosen for follow up in an attempt to discover additional kimberlites in the concessions. An eighth area was added as a result of the recent discovery of a 0.45 carat diamond by a local orpailleur.

The program consisted of a ground magnetic survey and heavy mineral sampling in each of the 8 areas. The most positive result was the identification of a coincident magnetic and heavy mineral anomaly in the Batama NW area which represents the existence of a probable kimberlite. In addition samples were taken from pits on two kimberlites, the Cirque Nord and Sounkourou. Final results are pending.

This spring a program of pitting is planned to test the coincident Batama anomalies. Also 10 pits will be dug in the Dounde River, in the area of the previous discovery of 4 diamonds between 98 and 232 carats, to test for diamond indicator minerals as well as diamonds.

FINANCIAL AND CORPORATE INFORMATION

During the third quarter ended February 29, 2004, the Company completed a $300,000 private placement. The private placement consisted of 1,000,000 units at $0.30 per unit. Each unit consists of one (1) share and one-half (1/2) of a share purchase warrant. With each warrant the holder can purchase a share at $0.40 per share within a one year period. The Company also received $3,000 through the exercise of 10,000 warrants at $0.30.

Administration costs for the quarter ended February 29, 2004 were $108,071 compared to $70,533 in the same period for the previous year.

The $37,538 increase was mainly due to the following; i) an increase of $10,800 for investor relations costs. There were no investor relations costs last year; ii) an increase of $7,462 in travel and promotional costs over last year. These costs increased significantly over last year as the Company focused its efforts on expanding investor awareness of the Company's exploration projects; iii) an increase of $5,254 in professional fees. Most of this increase was due to $4,000 in consulting fees paid to a shareholder in assisting the Company raise financing for its exploration projects; and iv) all other office and telephone expenditures have increased significantly compared to last year as a result of the Company's increased activities.

INVESTOR RELATIONS

Investor relations is conducted by Jamie Mathers and involves liaising with the investment community and communicating with investors and shareholders about the Company's exploration projects and progress. The Company recently shared a booth with another company at the Cambridge Conference in January, in Vancouver, and at the PDAC in Toronto, in March, and as well, the Company looks forward to exhibiting at the New York Diamond Expo in New York, June 2nd and 3rd, 2004. Recently the Company was featured in an article printed in Resource World Magazine, from which very favorable feedback was received. We invite all of our shareholders and supporters to attend these shows and visit the Company's trade show booth to learn about the Company's progress. We also invite you to view our website at www.africanmetals.com

SUBSEQUENT EVENTS

Subsequent to February 29, 2004, the Company raised an additional $41,800 through the exercise of 20,000 options at $0.20 and 126,000 warrants at $0.30.

Dated at Vancouver, BC this 28th day of April, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"
Willis W. Osborne
CEO & Director

BC FORM 51-901F

Quarterly Report

Incorporated as part of: X **Schedule A**

X **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER African Metals Corporation

ISSUER ADDRESS Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3

CONTACT PERSON Willis W. Osborne

CONTACT'S POSITION CEO & Director

CONTACT TELEPHONE NUMBER (604) 684-4100

CONTACT EMAIL ADDRESS info@africanmetals.com

CONTACT WEBSITE ADDRESS www.africanmetals.com

FOR QUARTER ENDED February 29, 2004

DATE OF REPORT April 28, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

MICHAEL F. BOLTON	***"Michael F. Bolton"***	**2004-04-28**
NAME OF DIRECTOR	**SIGN (TYPED)**	**DATED SIGNED (YY/MM/DD)**

WILLIS W. OSBORNE	***"Willis W. Osborne"***	**2004-04-28**
NAME OF DIRECTOR	**SIGN (TYPED)**	**DATED SIGNED (YY/MM/DD)**

Schedule A: Financial Information

AFRICAN METALS CORPORATION

Consolidated Financial Statements

February 29, 2004 and February 28, 2003

(Unaudited – Prepared by Management)

AFRICAN METALS CORPORATION

Consolidated Balance Sheets

February 29, 2004 and May 31, 2003

	February 29, 2004 (unaudited)	May 31, 2003 (audited)
Assets		
Current assets:		
Cash	$ 156,207	$ 50,852
Marketable securities	46,339	46,339
Accounts receivable	3,479	1,860
Prepaid expenses	60,401	5,176
	266,426	104,227
Property, Plant and Equipment	6,409	1,300
Mineral Properties, including deferred costs (Note 2)	117,371	91,910
	$ 390,206	$ 197,437
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 6,409	$ 37,789
Corporation capital tax payable	-	6,653
Due to related parties (Note 3)	-	416
	6,409	44,858
Shareholders' equity:		
Share capital (Note 4)	8,887,020	8,544,240
Contributed surplus	900,000	900,000
Share subscription advances	2,500	5,900
Deficit	(9,405,723)	(9,297,561)
	383,797	152,579
	$ 390,206	$ 197,437

On behalf of the Board:

Willis W. Osborne (signed)
Director

Michael F. Bolton (signed)
Director

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION
Consolidated Statements of Operations and Deficit

For the periods ended February 24, 2004 and February 28, 2003

	Three months ended		Nine months ended	
	February 29, 2004	February 28, 2003	February 29, 2004	February 28, 2003
ADMINISTRATION COSTS:				
Amortization	$ 57	$ -	$ 172	$ -
Banking charges	386	159	606	467
Commissions	-	30	-	195
Investor Relations	3,600	-	10,800	-
Management fees	5,250	4,500	15,000	13,500
Office and miscellaneous	13,635	4,880	22,410	15,188
Professional fees	4,856	2,498	12,725	7,471
Rent	3,815	3,683	11,352	11,048
Shareholder relations	2,774	43	6,412	5,385
Stock exchange filing fees	3,322	2,970	8,590	6,649
Telephone	1,300	372	2,227	787
Transfer agent	1,521	663	3,388	2,916
Travel and promotion	11,551	5,039	14,389	6,927
	52,067	24,837	108,071	70,533
OTHER ITEMS:				
Interest income	(70)	(2)	(82)	(56)
Gain on sale of investments	-	(179)	-	(2,894)
	(70)	(181)	(82)	(2,950)
NET LOSS FOR THE PERIOD	51,997	24,656	107,989	67,583
DEFICIT, BEGINNING OF PERIOD	9,353,553	9,190,878	9,297,561	9,147,951
DEFICIT, END OF PERIOD	$ 9,405,550	$ 9,215,534	$ 9,405,550	$ 9,215,534
Loss per share	$ 0.004	$ 0.006	$ 0.008	$ 0.005

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION
Consolidated Schedules of Deferred Exploration and Development Costs

For the periods ended February 29, 2004 and February 28, 2003

	2004	2003
EXPLORATION AND DEVELOPMENT EXPENDITURES:		
Drilling, assays and reclamation	$ 3,458	$ -
Exploration and surveys	-	39,575
Office, consulting and travel	22,956	5,042
	26,414	44,617
BALANCE OF COSTS AT BEGINNING OF PERIOD	75,697	14,425
BALANCE OF COSTS AT END OF PERIOD	$ 102,111	$ 59,042

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION
Consolidated Statements of Cash Flows

For the periods ended February 29, 2004 and February 28, 2003

	Three months ended February 29, 2004	Three months ended February 28, 2003	Nine months ended February 29, 2004	Nine months ended February 28, 2003
OPERATING ACTIVITIES:				
Net loss for the period	$ (51,997)	$ (24,656)	$ (107,989)	$ (67,583)
Adjustment:				
Amortization	57	-	172	-
Gain on disposal of marketable securities	-	(179)	-	(2,894)
	(51,940)	(24,835)	(107,817)	(70,477)
Changes in non-cash operating working capital:				
Accounts receivable	(621)	(475)	(1,620)	(1,044)
Prepaid expenses	(18,834)	(5,135)	(55,225)	1,176
Accounts payable and accrued liabilities	(42,964)	(13,660)	(30,599)	(8,508)
Corporate capital tax payable	(6,653)	-	(6,653)	-
Due to related parties	(1,501)	(21,057)	(416)	(3,676)
	(122,512)	(65,162)	(202,330)	(82,529)
FINANCING ACTIVITIES:				
Issuance of share capital for cash	303,000	14,735	342,780	24,450
Share subscription advance	-	200,000	(3,400)	200,000
	303,000	214,735	339,380	224,450
INVESTING ACTIVITIES:				
Proceeds on disposal of marketable securities	-	330	-	5,665
Acquisition costs of mineral properties	-	(12,710)	-	(16,212)
Acquisition costs of property, plant and equipment	(5,281)	-	(5,281)	-
Deferred exploration and development costs, net of amortization	(19,000)	(44,617)	(26,414)	(46,823)
	(24,281)	(56,997)	(31,695)	(57,370)
INCREASE (DECREASE) IN CASH	156,207	92,576	105,355	84,551
CASH, BEGINNING OF PERIOD	-	2,154	50,852	10,179
CASH, END OF PERIOD	$ 156,207	$ 94,730	$ 156,207	$ 94,730

Supplementary cash flow information (Note 8)

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION
Notes to Consolidated Financial Statements
February 29, 2004

1. NATURE OF OPERATIONS

African Metals Corporation (the "Company") is in the process of exploring and developing its mineral properties located in West Africa.

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the year ended May 31, 2003, except that they do not include all of the note disclosures required for annual financial statements. It is therefore suggested that the interim financial statements be read in conjunction with the annual consolidated financial statements.

2. MINERAL PROPERTIES

February 29, 2004

	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
a. Mali	$ 18,012	$ 99,359	$ -	$ 117,371
	$ 18,012	$ 99,359	$ -	$ 117,371

May 31, 2003

	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
a. Nkroful Properties, Ghana	$ 1	$ -	$ (1)	$ -
b. Mali	32,831	96,065	(36,986)	91,910
	$ 32,832	$ 96,065	$ (36,987)	$ 91,910

a. **Nkroful Properties**

The Company acquired an 85% interest in two (2) mining leases and a prospecting license in Southwestern Ghana.

During the year ended May 31, 2002, as a result of an Agreement to sell the Company's right, title, ownership in and to its 100% interest in Union Mining Limited and its 85% interest in Nkroful Mining.

Limited, including the Nkroful properties described above, the management of the Company resolved to write-down the value of this project to a nominal value.

During the year ended May 31, 2003, the project was further written-off and included in gain on sale of subsidiaries as described in Note 2.

b. **Mali, West Africa**

Kofeba concession

The Company entered into an option agreement to acquire a 95% interest (subject to a 1% net smelter royalty ("NSR") in a total of three concessions in southwestern Mali. The Company paid to the owners a total of 1,500,000 FCFA (approximately $3,502) on signing the option agreement and agreed to make additional payments to the owners a total of 52,500,000 FCFA (approximately $127,000) over a period of 6 to 7 years.

b. Mali, West Africa (Con't)

Kenieba Sud concession

The Company was granted a 90 day Autorisation d'Exploration on the Kenieba Sud Concession located in western Mali. The Company paid the acquisition costs of US$8,200 (approximately $12,710).

3. DUE TO RELATED PARTY

Amounts due to a corporation controlled by common Directors are unsecured, non-interest bearing and have no specific terms of repayment.

4. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	February 29, 2004		May 31, 2003	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance beginning of period/year	12,260,420	$ 8,544,240	12,508,620	$ 9,393,550
Shares issued for cash	1,178,200	342,780	1,115,800	228,050
Shares subscription advances	-	-	136,000	32,640
Shares cancelled	-	-	(1,500,000)	(1,110,000)
Balance end of period/year	13,438,620	$ 8,887,020	12,260,420	$ 8,544,240

Transactions for the Issue of Share Capital during the quarter ended February 29, 2004:

a. The Company completed a Private Placement financing consisting of 1,000,000 units at a price of $0.30 per unit for a total consideration of $300,000. Each unit consists of one (1) share and one-half (1/2) non-transferable share purchase warrant. Each one warrant entitles the holder to purchase one additional share at $0.40 per share for a one year period. The four month hold period on the shares expires on April 24, 2004, and the warrants expire on November 5, 2004.

b. The Company issued 10,000 shares a price of $0.30 per share for the exercise of warrants for a total consideration of $3,000.

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 10% of the total number of issued and outstanding shares. Options granted under the Plan may have a maximum term of five (5) years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the issuance of a news release announcing the granting of the options, less the maximum discount allowed under TSX Venture Exchange ("TSX") policy), or such other price as may be agreed to by the Company and accepted by the TSX.

A summary of the status of the Company's stock options outstanding as of February 29, 2004 and May 31, 2003 and changes during the period/year then ended is as follows:

4. SHARE CAPITAL (Con't)

	February 29, 2004		May 31, 2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	1,047,700	$ 0.23	776,000	$ 0.22
Granted	340,000	0.44	460,000	0.25
Exercised	(180,200)	(0.23)	(115,800)	(0.24)
Forfeited/cancelled	(29,000)	(0.20)	(72,500)	(0.20)
Options outstanding, end of year	1,178,500	$ 0.29	1,047,700	$ 0.23

At February 29, 2004, the Company had outstanding stock options exercisable to acquire 1,178,500 shares as follows:

Shares	Exercise Price	Expiry Date
357,500	$0.20	January 26, 2005
110,000	$0.25	July 13, 2006
231,000	$0.27	June 26, 2007
140,000	$0.20	December 23, 2007
60,000	$0.40	July 24, 2008
80,000	$0.40	August 8, 2008
200,000	$0.47	November 28, 2008
1,178,500		

The following table summarizes information about the stock options outstanding and exercisable at February 29, 2004:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
$0.20	497,500	4.73	$0.20
$0.25	110,000	2.37	$0.25
$0.27	231,000	3.32	$0.27
$0.40	140,000	4.40	$0.40
$0.47	200,000	4.75	$0.47
	1,178,500	19.57	$0.29

c. Warrants

At February 29, 2004, the Company had outstanding share purchase warrants exercisable to acquire 1,126,000 shares as follows:

Number	Exercise Price	Expiry Date
126,000	$0.30	April 3, 2004
500,000	$0.40	November 5, 2004
500,000	$0.25	December 20, 2004
1,126,000		

5. RELATED PARTY TRANSACTIONS

During the period ended February 29, 2004, the Company was involved in the following related party transactions:

a. Management fees totalling $15,000 (2003 - $13,500) were paid to a corporation owned by a Director of the Company.

5. **RELATED PARTY TRANSACTIONS (Con't)**

b. Rent and office services totalling $19,125 (2003 - $16,067) were incurred with, Great Quest Metals Ltd., a corporation related by virtue of common directors.

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

6. **LEASE COMMITMENT**

The Company is under obligation for an equipment lease. Future minimum lease payments for the next two years are as follows:

2004	648
2005	2,377
	$ 3,025

7. **SEGMENTED INFORMATION**

The Company's activities are in the one (1) industry segment of mineral property acquisition, exploration and development.

Property, plant and equipment by geographical segment is as follows:

	Mali	Canada	Total
February 29, 2004			
Property, plant and equipment	$ 3,749	$ 2,660	$ 6,409
Mineral properties, including deferred costs	$ 117,371	-	$ 117,371
	$ 121,120	$ 2,660	$ 123,780

	Mali	Canada	Total
May 31, 2003			
Property, plant and equipment	$ -	$ 1,300	$ 1,300
Mineral properties, including deferred costs	$ 91,910	-	$ 91,910
	$ 91,910	$ 1,300	$ 93,210

8. **SUPPLEMETAL CASH FLOW INFORMATION**

The Company incurred non-cash financing and investing activities during the period/year ended February 29, 2004 and May 31, 2003 as follows:

	February 29, 2004	May 31, 2003
Non-cash investing activities:		
Share capital issued for:		
Share subscription advances	$ 3,400	$ 32,640
Cancellation of shares	-	(1,110,000)
Contributed surplus	-	900,000
	$ 3,400	$ (177,360)

Non-cash investing activities:		
Proceeds of disposal of investments	$ -	$ 210,000
Net assets disposed on sales of investments	-	(210,000)
	$ -	$ -

Section 1 – Analysis of expenses and deferred costs:

Details of Mineral Property Interests by Expense Category: See Schedule A: "Consolidated Schedules of Deferred Exploration and Development Costs".

Section 2 – Related party transactions for the fiscal year-to-date:

See Note 5 of the accompanying financial statements.

Section 3

A. **Securities Issued/Allotted During the Period**

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price Per Share	Total Proceeds	Type of Consideration	Commission Paid
Dec 30/03	Common Shares	Private Placement	1,000,000	$0.30	$ 300,000	Cash	Nil
Jan 14/04	Common Shares	Exercise of Warrants	10,000	$0.30	$ 3,000	Cash	Nil

B. **Options Granted During the Period**

Nil

Section 4

A. **Authorized and Issued Share Capital as at February 29, 2004:**

Authorized Share Capital - Unlimited common shares without par value.
A total of 13,438,620 shares have been issued for a total of $8,887,020.

B. **Options, Warrants and Convertible Securities Outstanding as at February 29, 2004:**

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	357,500	$0.20	January 26, 2005
Stock Options	110,000	$0.25	July 13, 2006
Stock Options	231,000	$0.27	June 26, 2007
Stock Options	140,000	$0.20	December 23, 2007
Stock Options	60,000	$0.40	July 24, 2008
Stock Options	80,000	$0.40	August 8, 2008
Stock Options	200,000	$0.47	November 28, 2008
Warrants	126,000	$0.30	April 03, 2004
Warrants	500,000	$0.40	November 5, 2004
Warrants	500,000	$0.25	December 20, 2004

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

CORPORATION INFORMATION

(As at April 28, 2004)

Corporate Office:	Suite 515, 475 Howe Street Vancouver, British Columbia, Canada V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854 Website: www.africanmetals.com Email Address: info@africanmetals.com
Directors & Officers:	Mr. Klaus Eckhof, President & Director Mr. Willis W. Osborne, CEO & Director Mr. Michael F. Bolton, Director Mr. Mamadou Keita, Director Mr. Franklin Russell, Director Ms. Jennifer Nestoruk, Corporate Secretary
Stock Exchange Listing:	TSX Venture Exchange (TSX-V) Trading Symbol "AFR"
Transfer Agent & Registrar:	Computershare Trust Company of Canada 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9
Share Capital:	Authorized: Unlimited Issued: 13,584,627 Options: 1,158,500 Warrants 1,000,000 Fully Diluted 15,743,127 12g3-2(b) Exemption #82-1856 Standard & Poor's Listed United States Securities & Exchange Commission Form 20-F File No. 0-29588
Legal Counsel:	DuMoulin Black 10th Floor, 595 Howe Street Vancouver, British Columbia, Canada V6C 2T5
Registered & Records Office:	Campion MacDonald Suite 200 Financial Plaza, 204 Lambert Street Whitehorse, Yukon, Canada Y1A 3T2
Auditor:	Jones Richards & Company Suite 900, 1200 Burrard Street Vancouver, British Columbia, Canada V6Z 2C7

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